Mail Stop 3561

April 11, 2008

Mr. Joseph Domino
President and Chief Executive Officer
Entergy Texas, Inc.
350 Pine Street
Beaumont, Texas 77701

      Re: **Entergy Texas, Inc.**
                Form 10
                Filed March 14, 2008
                File No. 000-53134

Dear Mr. Domino:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please be advised that your registration statement will automatically become effective sixty days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared your comments. If you do not wish to incur those obligations until all of the following issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

2.   Please disclose the websites for Entergy Texas and Entergy Corporation.

Forward-Looking Information

3.   Section 21E(a)(1) of the Securities Exchange Act of 1934 expressly states that the safe harbor for forward looking statements only applies to statements made by issuers that, at the time the statement is made, are subject to the reporting requirements of Section 13(a) or 15(d) of the Securities Exchange Act. Therefore, the Litigation Reform Act's safe harbor does not apply to statements made in your registration statement. Please delete any references to the safe harbor.

Definitions, page i

4.   Please define "AEEC" and "CAA." It appears that you have defined these terms in your parent's Form 10-K but you have not done so here.

Item 1. Entergy Texas' Business, page 1

5.   Please provide independent supplemental materials, with appropriate markings and page references in your response, supporting your statements regarding the business of Entergy.

Jurisdictional Separation…, page 1

6.   In an appropriate place in this discussion, please explain why you or your parent company determined it was advisable to engage in the jurisdictional separation of Entergy Gulf States, Inc.

7.   Please revise to quantify the long-term debt that you have assumed with Entergy Gulf States Louisiana, Inc. You may refer readers to your detailed discussion of this debt as it appears in the Notes to your Financial Statements.

Litigation, page 17

Ratepayer Lawsuit, page 17

Texas Power Price Lawsuit, page 17

8.   Please disclose whether provisions have been established to cover exposure to this lawsuit. Please also disclose if management has determined whether exposure to this lawsuit could be material to the financial position, results of operation, or cash flows of Entergy Texas.

Item 1A. Risk Factors, page18

9.   Please refer to the risk factor entitled "Entergy Texas may incur substantial costs to fulfill its obligations related to environmental and other matters." Please revise the heading of this risk factor to ensure that it fully reflects the risks addressed below. Alternatively, consider splitting this discussion into a separate risk factor as it appears that you might be discussing more than one risk in this risk factor. For example, you discuss the potential increase in regulations in this area and the difficulty you may face in complying with these regulations, which would appear to be a different risk from the costs associated with compliance.

Item 2. Financial Information, page 23

Entergy Texas, Inc. – Management's Financial Discussion and Analysis, page 23

Results of Operations, page 25

Net Revenue, page 25

10.   Please revise your disclosure to clarify how your discussion of changes in *gross* operating revenues, fuel and purchased power expenses, and other regulatory charges correlates to your table that analyzes changes in net revenue for the most recent fiscal year. Additionally, where you describe the business reasons that contributed to a material change in a financial statement line item between periods, please quantify and explain the total change in that line item. For example, you indicate gross operating revenues decreased primarily due to a $179 million decrease in fuel cost recovery offset by higher wholesale revenues, yet

your consolidated income statement shows a net decrease in electric operating
revenues of $97.3 million. This suggests that wholesale revenues were $81.7
million higher than the prior year; $30 million of which was from the System
Agreement. If this is incorrect, please revise your discussion as necessary.

Other Income Statement Variances, page 27

11.   You disclose that you recorded a $3.3 million credit to other income during 2006
as a result of going from a market-based rate authority to a cost-based rate
authority. In light of your disclosure on page 63 that a June 2005 Texas law
provided that your rates are subject to cost-of-service regulation until retail
customer choice is implemented, please explain to us in further detail the nature
of the credit to other income. You may also want to expand your explanation of
this item.

Liquidity and Capital Resources, page 28

Operating Activities, page 28

12.   Please provide more detail concerning the reasons for the differences in cash flow
for operating activities, investing activities and financing activities.

Consolidated Statements of Cash Flows, page 51

13.   Please tell us the components of the line item "Other" within operating activities.
Furthermore, please explain why such components should not be separately
disclosed in accordance with paragraph 29 of SFAS 95.

14.   Please explain to us why you chose to present adjustments to reconcile net income
to net cash flow provided by operating activities before and after the changes in
working capital items.

Note 3. Income Taxes, page 64

15.   We are unclear as to why the "deferred-net" portion of income tax expense differs
significantly from the increase in the net deferred tax liability. Further, we are
unable to agree the "deferred-net" portion of income tax expense to "Deferred
income taxes, investment tax credits, and non-current taxes accrued" in the
statements of cash flows for the 3-year period. Please explain in detail. In doing
so, it may facilitate our understanding if you reconcile any income tax related

Mr. Joseph Domino
Entergy Texas, Inc.
April 11, 2008
Page 5

information in the footnotes, balance sheet, income statement and cash flow
statement. Furthermore, you may want to revisit your discussion of income taxes
on page 28 to discuss the extent to which the existence of net operating losses as
well as the probable future utilization of such losses impacts liquidity.

Note 8. Retirement, Other Postretirement Benefits, and Defined Contribution Plans, page 72

16.   Please disclose how you calculate the market related value of plan assets as that
        term is defined in SFAS 87. Since there is an alternative to how you can calculate
        this item, and it has a direct effect on pension expense, we believe you should
        disclose how you determine this amount in accordance with paragraph 12 of APB
        22.

        As appropriate, please amend your filing and respond to these comments. You
may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our
comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sarah Goldberg, Staff Accountant, at (202) 551-3340 or, in her absence, James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me, at (202) 551-3725, with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Paul A. Castanon, Esq.
    Facsimile (281) 297-5311